[Submitted herewith for preliminary review is a proposed response to the letter dated July 10, 2006 received from the SEC. Set forth below are a proposed response letter and proposed revised pages from proposed Amendment No. 5 which as of yet has not been filed.]

Beth B. Neuhaus Partner 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4902 Main 212.407.4000 Fax 212.202.3703 bneuhaus@loeb.com

July __, 2006

John Reynolds, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Re:	Energy Infrastructure Acquisition Corp. Form S-1 Registration Statement File No. 333-131648

Dear Mr. Reynolds:

On behalf of our client, Energy Infrastructure Acquisition Corp., a Delaware corporation (the “Company”), we hereby file for your review three (3) copies of Amendment No. 5 (“Amendment No. 5”) to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”). Amendment No. 5 responds to the comments set forth in the Staff’s letter to the Company, dated July 10, 2006 (the “Staff’s Letter”).

In order to facilitate your review of Amendment No. 5, we have restated and responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 5.

Comment Number	Response

Risk Factors, page 14

1.
We note that the company has added disclosures on page 17-[1]8 partially addressing EITF 00-19. Please clarify what obligations, if any, the company will have to the investor if it fails to register the warrants in the event that it (a) uses its best efforts; (b) fails to use its best efforts. In addition, to the extent that you will not be registering your securities in every state, please add disclosure concerning the specific states in which you will not be obligated to issue shares pursuant to a warrant exercise.

John Reynolds, Assistant Director July __, 2006 Page 2

In response to the Staff’s comment, the Company has supplemented this risk factor commencing on the bottom of page 17 of Amendment No. 5 to reflect that the Company has a contractual obligation under the Warrant Agreement to use its best efforts to maintain a current Registration Statement under the Securities Act of 1933 following the offering. The Company has also supplemented footnote 2 on page F-9 of Amendment No. 5 to include additional disclosure relating to its obligation with respect to using its best efforts to cause a registration statement under the Securities Act of 1933 to become effective, and maintaining such effectiveness, during the exercise term of the warrants. To the extent that the Company has not complied with this undertaking it may have obligations under a breach of contract claim. The extent of damages to be determined by a court, if any, would depend on the facts and circumstances at the time, including any mitigating factors, such as the warrantholders’ ability to sell the warrants in the public market and the attendant sales price. We respectfully submit that we do not believe that such information is appropriate for inclusion in a registration statement.

Because the Company is relying on an applicable exemption provided by listing on the American Stock Exchange (“Amex”), it will not have to register the offering in any states. If the Company’s securities continue to be listed on Amex, the Company will continue to be afforded the benefit of such exemption with respect to the issuance of the common stock upon exercise of the warrants. However, to the extent that its securities are not listed on Amex (or any other national securities exchange) at a future point in time, the Company has agreed to use its reasonable efforts to qualify the shares underlying the warrants in those states where the exercising warrantholders reside. In most cases, the Company expects to be able to rely on particular state exemptions that vary from state-to-state, such as those enacted under the Uniform Securities Act of 2002 relating to “federal covered securities,” to the extent it has been adopted by the states in question, the Standard Manual Exemptions (i.e., Standard and Poors or Mergent’s) or other exemptions, to the extent available. The Company will be required at such time to perform an analysis of the blue sky laws of the various states on a state-by-state basis in order to identify applicable exemptions relating to each state in question. Because the Company does not currently have all the information available to conduct such investigation, it is unable to make that determination at the current time. Accordingly, the Company does not believe additional disclosure is required in Amendment No. 5 providing specific references to individual states.

2.	Please revise the risk factor, “We may choose to redeem…” to specifically address the fact the company could redeem the warrants while a prospectus is not current and the warrants are not exercisable.

Section 6.1 of the Warrant Agreement has been amended by the Company to provide that the Company may not redeem the Warrants if the Registration Statement is not current. Corresponding disclosure has been added to the Risk Factor on page 17 “We may choose...”

3.
We note that in your risk factor on page 16 you indicate that your warrants may not be exercisable into shares of common stock if a registration statement covering the warrant exercise is not in effect at the time. However, it would appear that the warrants which were privately placed to company insiders would continue to be exercisable into restricted securities despite the fact that the public shareholders are unable to exercise their warrants. Please add additional disclosure, including risk factor disclosure, addressing the different rights associated with the publicly held warrants as compared to the privately placed warrants and the warrants issued to the underwriters.

John Reynolds, Assistant Director July __, 2006 Page 3

The Company has added disclosure in the risk factor on page 18 and page 76 of Amendment No. 5 addressing the different rights associated with the publicly-held warrants, as compared to the warrants contained in the units to be subscribed for in the Regulation S private placement. To clarify, the underwriters are not receiving any warrants in connection with the proposed offering.

4.
Based on our review of your disclosures and underlying documents, it would appear that the ability to exercise the warrants will depend on the availability of a state exemption for the sale and that you do not undertake any responsibility to register these transactions in states beyond your initial filing. However, as there will be a secondary trading market in these warrants, it is conceivable that warrant holders may be in states where a registration statement will not be in effect - and accordingly, based on their state of residence, the rights associated with their warrant may vary. Please include a separate risk factor discussing the state registration requirements, including a statement clarify in which states you will register (and which you will not) and stating the likely effect that this will have on the warrant holder.

In response to the Staff’s comments, the Company has added language in Section 7.4 of the Warrant Agreement providing that the Company agrees to use its reasonable efforts to register the shares of common stock issuable upon exercise of the warrants under applicable blue sky laws of the states of residence of the exercising warrant holders. Corresponding disclosure has been added to the risk factor commencing on the bottom of page 17 of Amendment No. 5.

In addition, if the Company’s securities continue to be listed on Amex, the Company will continue to be afforded the benefit of such exemption with respect to the issuance of the common stock upon exercise of the warrants. However, to the extent that its securities are not listed on Amex (or any other national securities exchange) at a future point in time, the Company has agreed to use its reasonable efforts to qualify the shares underlying the warrants in those states where the exercising warrantholders reside. In most cases, the Company expects to be able to rely on particular state exemptions, that vary from state-to-state such as those enacted under the Uniform Securities Act of 2002 relating to “federal covered securities,” to the extent it has been adopted by the states in question, the Standard Manual Exemptions (i.e., Standard and Poors or Mergent’s) or other applicable exemptions, to the extent available. The Company will be required at such time to perform an analysis of the blue sky laws of the various states on a state-by-state basis in order to identify applicable exemptions relating to each state in question. Because the Company does not currently have all the information available to conduct such investigation, it is unable to make that determination at the current time. Accordingly, the Company does not believe additional disclosure is required in Amendment No. 5 providing the state registration requirements of particular states or related risk factor disclosure.

Principal Stockholders, page 69

5.
We note your response to our prior comment 16 from our July 3, 2006 letter. While we do not disagree with the modifications to the Underwriting Agreement, we are unsure whether this is the only place - including the Form S-1 Registration Statement, where “initial stockholders” is used restrictively. Please confirm whether this is the case.

The Company has reviewed Amendment No. 5 and has noted that the use of the term “Initial Stockholders” appears in the following places:
(i) page F-7, in the middle of the last full paragraph,
(ii) page F-7, in the last line,
(iii) description of Exhibits - 10.10 (Form of Escrow Agreement) and 10.13 (Form of Registration Rights Agreement).

In each such case such term is intended to refer to all the Company’s stockholders prior to the offering. The Company believes that the term “Initial Stockholders” is appropriately used in each such context.

John Reynolds, Assistant Director July __, 2006 Page 4

Warrants, page 75

6.
On page 76 you state that “[i]n no event will the registered holder of a warrant be entitled to receive a net-cash settlement in lieu of physical settlement in shares of common stock.” Please revise to clarify that, in addition, the warrant holder would not be entitled to receive shares of common stock unless the transaction was registered - and accordingly, in some circumstances, the warrants may be worthless.

In response to the Staff’s comment, the Company has supplemented the disclosure on page 76 of Amendment No. 5 to provide that not only would the registered holders of a warrant not be entitled to receive a net-cash settlement, but they would not be entitled to receive any other form of consideration, including shares of common stock. Corresponding disclosure has been added to Sections 3.3.2 and 7.4 of the Warrant Agreement, Accordingly, the Company believes no additional disclosure is required.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

7.
The audit report is dated before the revision of the warrant agreement. Please explain why a re-dated or dual-dated audit report has not been provided, considering the amended language in the agreement may impact the classification of the warrants in the audited financial statements.

In response to the Staff’s comment, the Company has included in Amendment No. 5 a Revised Audit Report in which footnote 2 has been dual dated, for the amended language in the Warrant Agreement.

Note 2 - Proposed Offerings, page F-9

8.
The amended warrant agreement does not explicitly state you have no obligation to settle the warrant in the absence of an effective registration statement and that the option can expire unexercised. Please explain to us how you have considered this in evaluating the classification of the public warrants under the guidance in EITF 00-19.

In response to the Staff’s comments, the Company has supplemented Section 7.4 of the Warrant Agreement to provide that a registered holder of a warrant will not be entitled to receive stock or any other form of consideration (in addition to a net-cash settlement) as a result of the Company’s non-compliance with Section 7.4. Corresponding language has been added to Section 3.3.2 of the Warrant Agreement. In addition, the Company has supplemented footnote 2 on page F-9. After providing such additional clarification in the Warrant Agreement and disclosure in Amendment No. 5, the Company believes that, under ETF 00-19, the Warrants have been properly classified as equity in its financial statements.

John Reynolds, Assistant Director July __, 2006 Page 5

Part II - Exhibits

9.	Please consider revising the warrant certificate to explicitly state the warrant can expire unexercised or unredeemed and the company is under no obligation to cash settle.

The Company has revised the form of warrant certificate to provide that the warrant can expire unexercised or unredeemed and that the warrant holder is not entitled to receive a net-cash settlement, shares of common stock or other consideration in lieu of physical settlement in shares of common stock.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4902, or my partner, Mitchell Nussbaum, Esq., at (212) 407-4159.

Sincerely,

Beth B, Neuhaus, Esq.
Partner

cc (w/o enclosures):
    Marios Pantazopoulos
    Energy Infrastructure Acquisition Corp.

    Mitchell S. Nussbaum, Esq.
    Loeb & Loeb LLP